COBHAM

Cobham plc, Brook Road, Wimborne
Dorset, England BH21 2BJ
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

RECEIVED
2006 JAN 26 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our ref: L/COB/88.2/19590

19th January 2006

[redacted]

06010482

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement regarding notification of interests of directors and connected persons dated 17 January 2006.

2. Notice of allotment of shares or securities on Form 88(2):
   - Form 88(2) dated 18 January 2006
   - Form 88(2) dated 18 January 2006

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
JAN 26 2006
THOMSON FINANCIAL

J M Pope
Company Secretary/Solicitor

File no. 8234923

RNS Number:0646X
Cobham PLC
17 January 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

G F Page

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Share Nominees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
---

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PEP re-investment: 105 - General PEP, 23 - SC PEP (97/98), 30 - SC PEP (95/96)

7) Number of shares/amount of stock acquired
158

8) Percentage of issued class

9) Number of shares/amount of stock disposed of

10) Percentage of issued class

11) Class of security

Ordinary 2.5p shares

12) Price per share

169.72p

13) Date of transaction

22nd December 2005

14) Date company informed

File no. 8234923

17th January 2006

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 882020

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.... 17th January 2006 ....

END

File no. 8234923

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	65,720		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name INDIVIDUALS [illegible] ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address UK Postcode	Class of shares allotted Ordinary 2.5p, £,	Number allotted 65,720
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 18/1/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Schedule to General Purposes Allotment Committee Minute dated 17th January 2006

Name		No. of shares		Share price £	Premium £	Cost £	
Bugler	M	760		1.0760	1.051	817.76	
Cowler	N	690		1.0760	1.051	742.44	
McGowan	W	1530		0.9390	0.914	1436.67	
McGowan	W	610		1.0760	1.051	656.36	
Newman	P D	3530		0.9390	0.914	3314.67	
Scott	K J	1160		0.8400	0.815	974.40	
			8280				7942.30
Pearson	J M	1490		0.7690	0.744	1145.81	
Pearson	J M	800		0.9390	0.914	751.20	
			2290				1897.01
Aitken	J	630	630	0.7690	0.744	484.47	484.47
Adams	J	1540		0.7690	0.744	1184.26	
Adams	J	100		1.0760	1.051	107.60	
Falcon	S A	610		1.0760	1.051	656.36	
Howard	A J	2730		0.8400	0.815	2293.20	
Howard	A J	1260		0.7690	0.744	968.94	
Howard	A J	1060		0.9390	0.914	995.34	
Howard	A J	400		1.0760	1.051	430.40	
Wells	L G	4530		0.8400	0.815	3805.20	
Wells	L G	3040		0.7690	0.744	2337.76	
Yates	D L	1390		0.8400	0.815	1167.60	
Yates	D L	650		0.7690	0.744	499.85	
Yates	D L	590		0.9390	0.914	554.01	
Yates	D L	300		1.0760	1.051	322.80	
			18200				15323.32
Ashdown	R	1020		1.0760	1.051	1097.52	
Carter	P A	2320		0.8400	0.815	1948.80	
Carter	P A	1260		0.7690	0.744	968.94	
Carter	P A	1180		0.9390	0.914	1108.02	
Chalton	C J	2340		0.9390	0.914	2197.26	
Hayward	J S	980		0.8400	0.815	823.20	
Hayward	J S	840		0.7690	0.744	645.96	
Hayward	J S	710		0.9390	0.914	666.69	
Hayward	J S	250		1.0760	1.051	269.00	
Leggat	I J	1540		0.7690	0.744	1184.26	
Leggat	I J	1650		0.9390	0.914	1549.35	
Leggat	I J	400		1.0760	1.051	430.40	
			14490				12889.40
Barnes	J N	120		1.0760	1.051	129.12	
Byrant	A G	3320		0.9390	0.914	3117.48	
Bryant	A G	650		1.0760	1.051	699.40	
Down	A S	1720		0.9390	0.914	1615.08	
Down	A S	1690		1.0760	1.051	1818.44	
Evans	J W	1010		0.7690	0.744	776.69	
Flack	W L	890		1.0760	1.051	957.64	
Hartley	R J	2210		0.9390	0.914	2075.19	
Hope	S A	1020		1.0760	1.051	1097.52	
Jack	A R	330		1.0760	1.051	355.08	
Russell	P R	1920		0.8360	0.811	1605.12	
Russell	P R	1420		0.8400	0.815	1192.80	
Russell	P R	1010		0.7690	0.744	776.69	
Russell	P R	740		0.9390	0.914	694.86	
Russell	P R	330		1.0760	1.051	355.08	
Thorp	A	2450		0.9390	0.914	2300.55	
Thorp	A	1000		1.0760	1.051	1076.00	
			21830				20642.74
			65720				59179.24

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	127,010		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

File no. 8234923

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p. £,	127,010
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed JM POPE Date 18/1/06.

A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ	
	Tel 01202 882020
DX number	DX exchange